As filed with the Securities and Exchange Commission August 30, 2012          Registration No. 333-182338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FUTURE HEALTHCARE OF AMERICA

(Exact name of registrant as specified in its charter)

Wyoming	8082	45-5547692
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1010 East First Street -- Suite A

Casper, Wyoming 82601

(307) 266-1152

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices.)

John Busshaus, Chief Financial Officer

Future Healthcare of America

5001 Baum Boulevard, Suite 770

Pittsburgh, Pennsylvania 15213

Phone: (412) 621-0902

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copy To:

Branden T. Burningham, Esq.

455 East 500 South

Suite 205

Salt Lake City, Utah  84111

Phone:  (801) 363-7411

NO SHARES OF REGISTRANT’S COMMON STOCK WILL BE ISSUED TO ANY HOLDER OF SHARES OF PARENT IN ANY JURISDICTION IN WHICH SUCH ISSUANCE WOULD NOT COMPLY WITH THE LAWS OF THAT JURISDICTION.

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of the Registration Statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☒  Registration No. 333-182338

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicated by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a small reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer☐     Non-accelerated filer ☐     Smaller reporting company☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock, par value $0.001 per share	50,000 shares	$ -	$ -	$ 244.03
(1)				Previously paid.

THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

EXPLANATORY NOTE

This Registration Statement is being filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, for the purpose of registering 50,000 shares of common stock of Future Healthcare of America, a Wyoming corporation (the “Company”).  This Registration Statement relates to the offering of shares of the Company’s common stock contemplated by its Registration Statement on Form S-1 (File No. 333-182338), which was initially filed with the Securities and Exchange Commission on June 26, 2012, and which, as amended, was declared effective on August 22, 2012 (the “Prior Registration Statement”).  This registration statement is filed for the sole purpose of increasing the number of securities being offered. Pursuant to Rule 462(b), the contents of the Prior Registration Statement, including the exhibits thereto, are incorporated by reference into this Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.  Exhibits and Financial Statement Schedules.

(a)

Exhibits.

All exhibits filed or incorporated by reference in the Prior Registration Statement are incorporated by reference into, and shall be deemed part of, this Registration Statement, except for the following, which are filed herewith:

Exhibit

No.

Description

5

Opinion of Branden T. Burningham, Esq., regarding the legality of the securities being offered

23.1

Consent of Counsel (Branden T. Burningham, Esq.)*

23.2

Consent of Independent Registered Public Accountant Firm (Gregory &

                                               Associates, LLC)

*  Included within the text of Exhibit 5.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Pittsburgh, Pennsylvania, on the 30th day of August, 2012.

FUTURE HEALTHCARE OF AMERICA

Date: August 30, 2012	By:	/s/ Christopher Spencer
Christopher Spencer
President and CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signatures/Title	Date

/s/ Christopher Spencer	August 30, 2012
Christopher Spencer, Chairman, President, CEO and Principal Executive Officer

/s/ John Busshaus	August 30, 2012
John Busshaus, Chief Financial Officer, and Principal Accounting Officer

/s/ Douglas Polinsky	August 30, 2012
Douglas Polinsky, Director

/s/ J. Gregory Smith	August 30, 2012
J. Gregory Smith, Director

/s/ Denis Yevstifeyev	August 30, 2012
Denis Yevstifeyev, Director